Exhibit (4)

Satyam Unveils Its New Brand Identity — “Mahindra Satyam”
HYDERABAD, India, June 21, 2009: Satyam Computer Services Limited (NYSE: SAY), a global consulting and information technology services provider, today unveiled its new brand identity, ‘Mahindra Satyam’. This strategic move paves the way for the emergence of a robust brand, which draws from the core values of the Mahindra Group and the inherent strength of the Satyam brand. The logo will be adopted from the Mahindra Group.
Speaking on the rebranding initiative, Mr. Anand Mahindra, Vice Chairman & Managing Director, Mahindra Group, said, “Customer centricity, high standards of corporate governance, unimpeachable ethics form the cornerstones of the Mahindra Group. This rebranding exercise symbolizes an amalgamation of the Mahindra Group’s values with Satyam’s fabled expertise, even as it retains that part of Satyam’s identity which signifies commitment, purpose and proficiency of the organization and its people.”
Vineet Nayyar, Executive Vice Chairman, Satyam Board, commenting on the new identity, “This is a significant milestone towards the recovery of the company. We are optimistic that this new brand will re-energize the organization and will be well received by all our stakeholders. With this initiative, we will witness steps by the Management to adopt and inculcate the values of ‘performance and customer first’, ‘good corporate governance and citizenship’, which are drawn from the Mahindra Group. With this synergistic approach, Mahindra Satyam will learn from the best management practices of the Mahindra Group while focusing on nurturing Satyam’s innate skills and capabilities.”
Backgrounder on Values of “Mahindra Satyam”
Core Values:
Good Corporate Citizenship
As in the past, we will continue to seek long-term success, which is in alignment with our country’s needs. We will do this without compromising ethical business standards.
Professionalism
We have always sought the best people for the job and given them the freedom and the opportunity to grow. We will continue to do so. We will support innovation and well reasoned risk taking, but will demand performance.
Customer First
We exist and prosper only because of the customer. We will respond to the changing needs and expectations of our customers speedily, courteously and effectively.
Quality Focus
Quality is the key to delivering value for money to our customers. We will make quality a driving value in our work, in our products and in our interactions with others. We will do it “First Time Right”.
Dignity of the Individual
We will value the individual dignity, uphold the right to express disagreement and respect the time and efforts of others. Through our actions, we will nurture fairness, trust and transparency.
About the Mahindra Group
The US $6.3 billion Mahindra Group is among the top 10 industrial houses in India. Mahindra is the market leader in multi-utility vehicles in India. It made a milestone entry into the passenger car segment with the Logan. Mahindra & Mahindra is the only Indian company among the top tractor brands in the world.

The Group has a leading presence in key sectors of the Indian economy, including the financial services, trade, retail and logistics, automotive components, after-market, information technology and infrastructure development. Mahindra has made an entry in the two-wheeler segment which will see the company emerge as a full-range player with a presence in almost every segment of the automobile industry.
Mahindra’s Farm Equipment Sector is the proud recipient of the Japan Quality Medal, the only tractor company worldwide to be bestowed this honour. It also holds the distinction of being the only tractor company worldwide to win the Deming Prize. The US based Reputation Institute recently ranked Mahindra among the top 10 Indian companies in its Global 200: The World’s Best Corporate Reputations list.
Mahindra is also one of the few Indian companies to receive an A+ GRI checked rating for its first Sustainability Report for the year 2007-08.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
About Tech Mahindra
Tech Mahindra is a leading provider of solutions and services to the telecommunications industry, majority stake owned by Mahindra & Mahindra Limited, in partnership with British Telecommunications plc. With total revenues of Rs 4464.7 crores in the year ended March 31, 2009, Tech Mahindra serves telecom service providers, equipment manufacturers, software vendors and systems integrators. Tech Mahindra solutions enable clients to maximize returns on IT investment by achieving fast time to market, reduced total cost of ownership and high customer satisfaction. Tech Mahindra achieves this through its domain and process expertise, distinctive IT skills, research and development, proven innovative delivery models and approach to off shoring.
Assessed at SEI-CMMi Level 5 and PCMM Level 5, Tech Mahindra’s track record for value-delivery is supported by 25000 professionals who provide a unique blend of culture, domain expertise and in-depth technology skill-sets. Its development centres are ISO 9001:2000 & BS7799 certified. Tech Mahindra has principal offices in the UK, United States, Germany, UAE, Egypt, Singapore, India, Thailand, Taiwan, Malaysia, Philippines, Canada & Australia.
For more information pls contact:
Prasenjit Roy — Tech Mahindra
Mob: 09987752715
Email: pgroy@techmahindra.com